

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via E-mail
Mr. Paul McFeeters
Chief Financial Officer and Chief Administrative Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

> **Re:** **Open Text Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2013**
> **Filed August 1, 2013**
> **File No. 000-27544**

Dear Mr. McFeeters:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

Report of Independent Registered Public Accounting Firm, page 94

1.   We note that you have included a separate Consolidated Statements of Comprehensive Income on page 98 and that the first paragraph of the audit report does not reference this statement. Please amend your Form 10-K to include an opinion that references all of the audited financial statements. Refer to AU Section 508.08.

Note 1 – Basis of presentation, page 101

Reclassifications

2.   Please explain to us more fully the basis for and the timing of the $34.9 million adjustment to the June 30, 2012 "Long-term income taxes recoverable."

Note 14 – Income taxes, page 120

3.   Please tell us the nature and related amounts of the items comprising the permanent differences impacting your effective income tax rate for the years presented.

4.   Please explain to us the nature and cause of the 2013 increased tax expense adjustments related to the filing of U.S. and Australian tax returns disclosed on page 121.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Assistant Chief Accountant